COVER LETTER
Leonard  E. Neilson
A  PROFESSIONAL  CORPORATION

LEONARD E. NEILSON	8160 South Highland Drive, Suite 104
Attorney at Law	Sandy, Utah 84093
Telephone: (801) 733-0800
Fax: (801) 733-0808
E-mail: LneilsonLaw@aol.com

May 28, 2019

Securities and Exchange Commission
Attn:  Susan Block
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

VIA:  EDGAR

Re:	Fearless Films, Inc.
Amendment No. 3 to Form S-1 ( Amendment No. 2 filed May 3, 2019)
SEC File No. 333-227820

Dear Ms. Block:

In response to your letter dated May 17, 2019, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Fearless Films, Inc. (“Fearless Films” or the “Company”) and is based solely upon representations made and documents and information provided by the Company. Amendment No. 3 to the Registration Statement on Form S-1 is being filed concurrently with this letter. The Company has made appropriate changes in Amendment No. 3 in response to the Staff’s comments as described below, and updated information as necessary, including new financial statements for the three month period ended March 31, 2019.

Executive Compensation, page 35

Comment 1.
Please provide the summary compensation table information for the named executive officers for the company’s last two completed fiscal years. Refer to Item 402(n) of Regulation S-K.

Response to Comment 1:  In response to your comment, we have revised and expanded disclosure under the “Executive Compensation” heading beginning on page 35. The Summary Compensation Table contains information for the two most recent fiscal years, 2017 and 2018, to comply with Item 402(n) of Regulation S-K. Information is presented for the Company's Chief Executive Officer, Dennis dos Santos, and for Victor Altomare, Chief Executive Officer and President of the Company's subsidiary, Fearless Films, Inc. (Canada). No other individual qualifies as a “named executive officer”. Footnotes to the table explain certain disclosure items as applicable. As provided by Item 402(m)(4) of Regulation S-K, certain columns to the suggested format have been omitted if the information requested is not applicable. A separate “Director’s Compensation Table” is also included covering appropriate information for the Company’s last completed fiscal year.

In addition to responding to your comments, we have added unaudited financial statements for the three months ended March 31, 2019. Some minor changes to the document have been made to update information as necessary, including a new MD&A section for the three-month period ended March 31, 2019 compared to the comparable 2018 period, beginning on page 24.

Please review Amendment No. 3 to the Company’s Form S-1 registration statement with a view that the Company intends to submit a request for acceleration of the effective date at the appropriate time.

Any further questions or comments concerning the Company or the registration statement can be directed to this office by phone at (801) 733-0800, by Fax at (801) 733-0808 or e-mail at LNeilsonLaw@aol.com, with a copy to Dennis dos Santos at  dennis.dossantos1@gmail.com.

Yours truly,

/s/ Leonard E. Neilson
Leonard E. Neilson